Morgan, Lewis & Bockius

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WRITER’S DIRECT LINE

+86.21.8022.8568

WRITER’S EMAIL

mathew.lewis@morganlewis.com

February 8, 2024

Confidential

Ms. Christine Torney

Ms. Angela Connell

Mr. Alan Campbell

Ms. Doris Stacey Gama

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cuprina Holdings (Cayman) Limited
Response to the Staff’s Comments on Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted on January 26, 2024 CIK No. 0001995704

Dear Ms. Torney, Ms. Connell, Mr. Campbell, Ms. Gama:

On behalf of our client, Cuprina Holdings (Cayman) Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 5, 2024 on the Company’s amendment No.3 to draft registration statement on Form F-1 confidentially submitted on January 26, 2024. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

Management

Compensation of Directors and Executive Officers, page 134

1.	Please revise this section to provide compensation information for the year ended December 31, 2023.

In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

1 - Organization and business overview

Reorganization of the Company’s legal structure (the “Reorganization”), page F-7

2.	Please clarify your disclosure that the Reorganization resulted in a change in reporting entity from Cuprina Pte. Ltd to Cuprina Holdings (Cayman) Limited as the financial statements including in your prior submissions were labeled as those of Cuprina Holdings (Cayman) Limited. Please also clarify if this is the reason for the changes to the issued and outstanding share capital of Cuprina Holdings (Cayman) Limited. In this regard, we note that your initial and outstanding share capital consisted of one Class A Ordinary Share prior to the Reorganization and now consists of 3,915,000 Class A Ordinary Shares and 14,085,000 Class B Ordinary Shares after the Reorganization. If the change in reporting entity is not the reason for the change in share capital, please disclose the reasons for these changes.

In response to the Staff’s comment, the Company respectfully submits that all activities for the years ended December 31, 2021 and 2022 and the six months ended June 30, 2023, were carried out by Cuprina Pte. Ltd. As part of the Group’s internal reorganization for the purpose of listing, Cuprina Holdings (Cayman) Limited was incorporated in the Cayman Islands on September 22, 2023. Previous submissions to the Commission referred to Cuprina Holdings (Cayman) Limited as the reporting entity, even though the reorganization had not been completed before the end of January 2024. Following the completion of the reorganization in January 2024, there has been an official change of the reporting entity from Cuprina Pte. Ltd. to Cuprina Holdings (Cayman) Limited. This change occurred because the reorganization was accounted for as a recapitalization among entities under common control, as Cuprina Holding Pte. Ltd. was the controlling shareholder of all these entities both before and after the reorganization. In a transaction that is considered to be a transfer of net assets or exchange of equity interest between entities under common control, the receiving entity reflects the transfer as a change in the reporting entity on a retrospective basis. ASC 805-50-30-5 applies to transfers of net assets or exchange of equity interest between entities under common control and requires the receiving entity to reflect the transfer in a manner similar to a pooling of interests. Similarly, the changes in the issued and outstanding share capital of Cuprina Holdings (Cayman) Limited are a result of the change in the reporting entity mentioned above, as Cuprina Holdings (Cayman) Limited will be the entity going for the initial public offering in this case.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +86.21.8022.8568 or via e-mail at mathew.lewis@morganlewis.com.

Very truly yours

By:	/s/ Mathew Lewis
Mathew Lewis
Partner

cc:	David Quek Yong Qi, Director and Chief Executive Officer, Cuprina Holdings (Cayman) Limited
Chan Tat Jing, Financial Controller, Cuprina Holdings (Cayman) Limited
Michael J. Blankenship, Esq., Winston & Strawn LLP

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